UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 1, 2013

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew 2013 Q2 and Half Year Results”, dated August 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 1, 2013	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA	T 44 (0) 207 401 7646 www.smith-nephew.com

Smith & Nephew 2013 Q2 and Half Year Results

1 August 2013

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter ended 29 June 2013.

	3 months* to			6 months** to
	29 June 2013 $m	30 June 2012 $m	Underlying change*** %	29 June 2013 $m	30 June 2012 $m	Underlying change*** %
Revenue[1]	1,074	1,029	3	2,149	2,108	2
Trading profit[2]	232	234	1	473	486	1
Operating profit[2]	188	210		395	446
Trading profit margin (%)	21.6	22.7	(110)bps	22.0	23.0	(100)bps
EPSA (cents)[3,4]	18.0	17.9		36.5	37.1
EPS (cents)[4]	14.3	32.4		30.1	50.2
Divisional revenue[1]
Advanced Surgical Devices global	741	774	1	1,501	1,613	(1)
Advanced Wound Management global	333	255	10	648	495	11

*	Q2 2013 comprises 64 trading days (2012: 63 trading days) ** H1 2013 comprises 126 trading days (2012: 127 trading days)
***	Underlying change includes the like-for-like Healthpoint growth and excludes impacts of the Bioventus transaction and currency translation

 Q2 Highlights

•	Revenue of $1,074 million, up 3% on an underlying basis

•	Trading profit of $232 million, with trading profit margin of 21.6% in-line with expectations

•	EPSA was 18.0¢ (2012: 17.9¢)

•	Advanced Wound Management strongly outperformed the market, driven by Bioactives and NPWT

•	Advanced Surgical Devices delivered a good quarter in Sports Medicine Joint Repair

•	Continued strong double digit growth in the Emerging and International Markets, with an acquisition underway in Turkey to further strengthen the platform

•	Interim dividend of 10.4¢ per share, up 5% (2012: 9.9¢)

•	Share buy-back programme underway with $75 million spent to date

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“The on-going implementation of our Strategic Priorities underpinned our performance in the quarter. We generated stand-out contributions from our areas of focused investment in the Emerging and International Markets and Negative Pressure Wound Therapy. As expected Orthopaedic Reconstruction had a slow quarter and we anticipate a better second half. Our major acquisition, Healthpoint Biotherapeutics, completed an excellent first six months as a Smith & Nephew business.

“Through the share buy-back programme and interim dividend we are delivering enhanced returns to our shareholders today. At the same time we continue to invest in the business, both for organic growth and enhancing our platform through agreed acquisitions in India, Brazil and now in Turkey. We are confident that our actions are reshaping the Group for further success.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 8.00am GMT/9.00am BST/4.00am EST today, Thursday 1 August. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q213. During the presentation a listen-only service will be available by calling +44 (0) 20 3427 1901 in the UK or +1 212 444 0412 in the US (passcode 5285751). Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation, and inclusion of the comparative impact of acquisitions and exclusion of disposals. See note 3 to the interim financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the interim financial statements. The underlying growth in trading profit is the growth in trading profit after adjusting for the effects of currency translation, inclusion of the comparative impact of acquisitions and exclusion of disposals.

3	Adjusted earnings per ordinary share (“EPSA”) growth is our reported trend measure and is stated before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale and taxation thereon. See note 2 to the interim financial statements.

4	Earnings per share for the three month period and half year ended 30 June 2012 have been restated following the adoption of the revised IAS 19 Employee Benefits standard. As a result of the restatement, basic and adjusted basic earnings per share for the three months ended 30 June 2012 were reduced by 0.3¢ and 0.2¢ respectively and for the six month period ended 30 June 2012 both reduced by 0.5¢. See note 1 to the interim financial statements.

5	All numbers given are for the quarter ended 29 June 2013 unless stated otherwise.

6	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Second Quarter Results

The on-going implementation of our Strategic Priorities underpinned our performance in the quarter. We generated stand-out contributions from our areas of focused investment in the Emerging and International Markets and Negative Pressure Wound Therapy (“NPWT”). As expected Orthopaedic Reconstruction had a slow quarter and we anticipate a better second half. Our major acquisition, Healthpoint Biotherapeutics, completed an excellent first six months as a Smith & Nephew business.

Our revenue was $1,074 million in the quarter, up 3% on an underlying basis or 4% reported year-on-year (2012: $1,029 million). There was a -1% foreign exchange headwind in the quarter. The one additional sales day year-on-year increased underlying revenue growth by an estimated 1%.

In the US we grew revenue by 3%. Revenue was flat in our Other Established Markets with Europe again weak. We generated strong revenue growth of 18% in the Emerging and International Markets, with the majority of countries delivering double-digit growth.

We continued to build our platform in the Emerging and International Markets, announcing the intention to acquire assets relating to the distribution of our Advanced Surgical Devices portfolio in Turkey. This will bring us closer to our customers in this important and fast growing market and follows agreements in Brazil and India announced last quarter.

Trading profit in the quarter was $232 million, up 1% underlying on the previous year (2012: $234 million). This resulted in a Group trading profit margin of 21.6%, in-line with our expectations.

The net interest income for the period was $1 million. The tax rate for the quarter, and estimated effective rate for the full year, was 29.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit of $163 million is before these items and taxation thereon.

Adjusted earnings per share in the quarter was 18.0¢ (90.0¢ per American Depositary Share, “ADS”) (2012: 17.9¢ per share). Basic earnings per share was 14.3¢ (71.5¢ per ADS) (2012: 32.4¢).

Trading cash flow (defined as cash generated from operating activities less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $187 million in the quarter, reflecting a trading profit to cash conversion ratio of 81% (2012: 122%).

In-line with our new capital allocation framework, announced last quarter, we initiated a $300 million share buy-back programme and to date have completed the purchase of 6.4 million shares at a cost of $75 million.

The interim dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The Board is therefore pleased to confirm that the interim dividend for the first half of 2013 is 10.4¢ per share (52.0¢ per ADS), compared with 9.9¢ last year. This will be paid on 29 October 2013 to shareholders on the register at the close of business on 11 October 2013.

Net debt was $281 million, up from $137 million at the end of Q1 2013, reflecting the payment of the 2012 final dividend in the quarter and the share buy-back programme.

Advanced Surgical Devices global (“ASD”)

ASD delivered total revenue of $741 million in the quarter, up 1% underlying on the same period last year (2012: $774 million). While revenue was down -1% in the US and -2% in our Other Established Markets, this was more than offset by a 16% increase in the Emerging and International Markets. Like-for-like pricing pressure across our markets was similar to recent quarters.

Trading profit was $170 million (2012: $177 million) with the trading profit margin increasing slightly to 22.9% (2012: 22.8%). The benefits of our structural efficiency programmes exceeded the impact of the US medical device excise tax and the cost of our investments during the quarter.

In our Knee Implant franchise revenue was down -1% against an estimated market growth rate of 2%. Revenue from our global Hip Implant franchise was also down -1%, with the estimated market growth rate 3%. This orthopaedic reconstruction performance continues to be impacted by our position in the product cycle versus our peers, our relatively high exposure to the weak European market and metal-on-metal headwinds.

During the quarter we began to invest more to improve the performance of these franchises in the Established Markets. The increased medical education and additional marketing activity announced at Q1 has started, including commencing a direct-to-consumer TV advertising campaign in the US. We have been expanding the JOURNEY II¯ BCS Knee System US launch by increasing production to bring more instrument sets to market. We expect the benefits of all of these measures to begin to come through as the year progresses.

Our Sports Medicine Joint Repair franchise sustained the good dynamic of recent quarters, with revenue growth of 6%. We anticipate a number of new product launches in this franchise during the second half of the year. Revenue in Arthroscopic Enabling Technologies was flat, reflecting a better sequential quarter in our Other Established Markets. In the Emerging Markets we launched a value camera system during the quarter.

Our Trauma franchise grew revenue by 2%. The underlying performance from this franchise is good, although growth this quarter was somewhat slower than previous quarters and below the market rate of 5% to 6%, as the benefit from a competitor recall ended and there was no repeat of the Q1 major tender win. The areas where we have recently taken action continue to perform well, and the additional extremities US sales reps recruited earlier in the year are completing their training and will start to enter the field during the second half of 2013.

Advanced Wound Management global (“AWM”)

AWM had another excellent quarter. Revenue was up 10% on an underlying basis to $333 million (2012: $255 million). We strongly outperformed the global market, which we estimate grew at 2%. Excluding Healthpoint, AWM grew at 5%.

Trading profit was $62 million (2012: $57 million). The trading profit margin was 18.7% reflecting the initial dilution from Healthpoint and increased investment in sales and R&D (2012: 22.4%).

We delivered revenue growth across all of our market segments. In the Established Markets the US delivered another quarter of double-digit growth, up 16%. In our Other Established Markets we grew revenue by 4%, with all regions contributing. Our Emerging and International Markets continued the positive trend of recent quarters, driving revenue up 25%.

In Advanced Wound Care revenue was 1% ahead at $211 million. We performed well in the Emerging Markets and saw improvements in Europe, despite the continued weakness of the overall market.

In Advanced Wound Devices we grew revenue by 27% to $52 million. This franchise is primarily comprised of our NPWT portfolio, where we maintained excellent momentum across the Established Markets, particularly in Japan. Our PICO¯ Single Use NPWT System delivered strong growth as we successfully targeted a wider range of indications.

In Advanced Wound Bioactives, which currently comprises Healthpoint’s products, we again exceeded our expectations, growing revenue by 35% to $70 million. Our increased promotional efforts behind SANTYL¯ resulted in another strong quarter. The integration continues on track and we are investing more in the commercial team. As a result we now believe that full year growth will be above 30%.

We are continuing to launch new products and invest more in R&D across AWM. During the quarter we expanded our portfolio for the Emerging and International Markets, including ALLEVYN¯ GB and VERSAJET¯ in China and PICO in India and Mexico.

Half Year Results

For the half year, revenue was $2,149 million, an underlying 2% increase compared to the same period last year (2012: $2,108 million).

Trading profit for the period was $473 million (2012: $486 million) with the trading profit margin of 22.0% in line with our expectations.

The net interest income for the period was $2 million. The tax charge of $120 million is based upon an estimated effective rate for the full year of 29.8% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Adjusted attributable profit before these items and taxation thereon was $330 million and attributable profit was $272 million.

EPSA in the first half was 36.5¢ (182.5¢ per ADS) (2012: 37.1¢). Reported basic earnings per share was 30.1¢ (150.5¢ per ADS), compared to 50.2¢ in the same period of 2012.

Trading cash flow was $405 million compared with $477 million a year ago, a trading profit to cash conversion ratio of 86% (2012: 98%).

Outlook

Our overall outlook for the full year is unchanged. Within this, in terms of revenue growth relative to their respective markets, we expect Advanced Wound Management to strongly out-perform, Trauma to grow slightly ahead, Sports Medicine to be in-line and Orthopaedic Reconstruction to be below. We anticipate that the performance of Orthopaedic Reconstruction will improve in the second half of the year.

Through the share buy-back programme and interim dividend we are delivering enhanced returns to our shareholders today. At the same time we continue to invest in the business, both for organic growth and enhancing our platform through agreed acquisitions in India, Brazil and now in Turkey. We are confident that our actions are reshaping the Group for further success.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2012 were more than $4.1 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the three months and six months to 29 June 2013

3 Months	3 Months			6 Months	6 Months
2012	2013			2013	2012
$m	$m		Notes	$m	$m
1,029	1,074	Revenue	3	2,149	2,108
(265)	(278)	Cost of goods sold		(547)	(536)

764	796	Gross profit		1,602	1,572
(512)	(550)	Selling, general and administrative expenses		(1,097)	(1,041)
(42)	(58)	Research and development expenses		(110)	(85)

210	188	Operating profit	4	395	446
2	4	Interest receivable		7	3
(2)	(3)	Interest payable		(5)	(5)
(3)	(2)	Other finance costs		(4)	(6)
(1)	1	Share of (loss)/profit from associates		(1)	(1)
251	—	Profit on disposal of net assets held for sale		—	251

457	188	Profit before taxation		392	688
(167)	(59)	Taxation	8	(120)	(239)

290	129	Attributable profit (A)		272	449

		Earnings per share (A)	2
32.4¢	14.3 ¢	Basic		30.1 ¢	50.2 ¢
32.3¢	14.2 ¢	Diluted		29.9 ¢	49.9 ¢

Unaudited Group Statement of Comprehensive Income for the three months and six months to 29 June 2013

3 Months	3 Months		6 Months	6 Months
2012	2013		2013	2012
$m	$m		$m	$m
290	129	Attributable profit (A)	272	449
		Other comprehensive income:
		Items that will not be reclassified to income statement
(65)	45	Actuarial gains/(losses) on defined benefit pension plans	25	(15)
24	(18)	Taxation on other comprehensive income	(16)	9

(41)	27	Total items that will not be reclassified to income statement	9	(6)
		Items that may be reclassified subsequently to income statement
(65)	(15)	Exchange differences on translation of foreign operations	(93)	(15)
(1)	7	Net gains/(losses) on cash flow hedges	7	(2)

(66)	(8)	Total items that may be reclassified subsequently to income statement	(86)	(17)

(107)	19	Other comprehensive income for the period, net of tax	(77)	(23)

183	148	Total comprehensive income for the period (A)	195	426

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 29 June 2013

31 Dec			29 June	30 June
2012			2013	2012
$m		Notes	$m	$m
	ASSETS
	Non-current assets
793	Property, plant and equipment		761	765
1,186	Goodwill		1,159	1,091
1,064	Intangible assets		1,029	411
2	Other financial assets		2	165
167	Loans to associates		173	—
116	Investment in associates		107	126
6	Retirement benefit assets		—	12
164	Deferred tax assets		141	148

3,498			3,372	2,718
	Current assets
901	Inventories		933	872
1,065	Trade and other receivables		1,046	1,001
178	Cash and cash equivalents	13	101	221

2,144			2,080	2,094

5,642	TOTAL ASSETS		5,452	4,812

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
193	Share capital		193	192
488	Share premium		512	433
—	Capital redemption reserve		1	—
(735)	Treasury shares		(718)	(757)
121	Other reserves		35	74
3,817	Retained earnings		3,872	3,615

3,884	Total equity		3,895	3,557

	Non-current liabilities
430	Long-term borrowings	13	335	15
266	Retirement benefit obligations		225	308
8	Other payables		—	8
63	Provisions		56	53
61	Deferred tax liabilities		51	72

828			667	456
	Current liabilities
38	Bank overdrafts and loans	13	46	56
656	Trade and other payables		636	538
59	Provisions		66	51
177	Current tax payable		142	154

930			890	799

1,758	Total liabilities		1,557	1,255

5,642	TOTAL EQUITY AND LIABILITIES		5,452	4,812

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and six months to 29 June 2013

3 Months	3 Months			6 Months	6 Months
2012	2013			2013	2012
$m	$m		Notes	$m	$m
		Cash flows from operating activities
457	188	Profit before taxation		392	688
—	(1)	Net interest (receivable)/payable		(2)	2
78	92	Depreciation and amortisation		182	158
1	(1)	Share of loss/(profit) from associates		1	1
—	1	Dividends received from associate		1	—
(251)	—	Profit on disposal of net assets held for sale		—	(251)
11	8	Share-based payment expense		17	20
51	(31)	Movement in working capital and provisions		(89)	(59)

347	256	Cash generated from operating activities (B)		502	559
(1)	(2)	Net interest paid		(3)	(3)
(102)	(99)	Income taxes paid		(152)	(158)

244	155	Net cash inflow from operating activities		347	398

		Cash flows from investing activities
103	—	Proceeds on disposal of net assets held for sale		—	103
(10)	—	Investment in associate		—	(10)
—	7	Cash received on disposal of associate		7	—
(72)	(86)	Capital expenditure		(141)	(130)

21	(79)	Net cash (used in)/from investing activities		(134)	(37)

265	76	Net cash inflow before financing activities		213	361

		Cash flows from financing activities
7	9	Proceeds from issue of ordinary share capital		25	21
—	—	Proceeds from own shares		1	—
—	(77)	Purchase of own shares		(80)	—
(97)	(146)	Equity dividends paid	9	(146)	(97)
(208)	122	Cash movements in borrowings		(84)	(254)
4	—	Settlement of currency swaps		1	5

(294)	(92)	Net cash used in financing activities		(283)	(325)

(29)	(16)	Net (decrease)/increase in cash and cash equivalents		(70)	36
230	111	Cash and cash equivalents at beginning of period		167	161
(5)	(3)	Exchange adjustments		(5)	(1)

196	92	Cash and cash equivalents at end of period (C)		92	196

B	Including cash outflows in the six month period to 29 June 2013 of $31 million (2012 – $26 million) relating to restructuring and rationalisation costs and $13 million (2012 – $nil) to acquisition related costs. In the six month period to 30 June 2012 cash outflows included a legal settlement of $22 million.

Including cash outflows in the three month period to 29 June 2013 of $16 million (2012 – $10 million) relating to restructuring and rationalisation costs and $1 million (2012 – $nil) to acquisition related costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $9 million (30 June 2012 – $25 million, 31 December 2012 – $11 million).

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the six months to 29 June 2013

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve*	shares**	reserves***	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income (A)	—	—	—	—	(86)	281	195
Purchase of own shares	—	—	—	(80)	—	—	(80)
Equity dividends paid	—	—	—	—	—	(146)	(146)
Share-based payments recognised	—	—	—	—	—	17	17
Deferred taxation on share-based payments	—	—	—	—	—	(1)	(1)
Cost of shares transferred to beneficiaries	—	—	—	12	—	(11)	1
Cancellation of treasury shares	(1)	—	1	85	—	(85)	—
Issue of ordinary share capital	1	24	—	—	—	—	25

At 29 June 2013	193	512	1	(718)	35	3,872	3,895

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve*	shares**	reserves***	earnings	equity
	$m	$m	$m	$m	$m	$m	$m

At 1 January 2012 (audited)	191	413	—	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	—	(17)	443	426
Equity dividends paid	—	—	—	—	—	(97)	(97)
Share-based payments recognised	—	—	—	—	—	20	20
Cost of shares transferred to beneficiaries	—	—	—	9	—	(9)	—
Issue of ordinary share capital	1	20	—	—	—	—	21

At 30 June 2012	192	433	—	(757)	74	3,615	3,557

*	The capital redemption reserve arose on the cancellation of treasury shares in 2013.

**	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

***	Other reserves comprise gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

NOTES

1.	Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. These condensed consolidated interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. Except as described below, the financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2012. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

From 1 January 2013, the Group adopted the revised IAS 19 Employee Benefits standard, which was endorsed by the EU in June 2012. The previous method of including the expected income from the plan assets at an estimated asset return is replaced by applying the discount rate used to calculate the net retirement benefit obligation. The change in accounting policy has been applied retrospectively but does not impact the net retirement benefit obligation or retained earnings as at the beginning or during the three month or six month periods ended 30 June 2012. The income statement and statement of comprehensive income for the three month period and six month period ended 30 June 2012 have been adjusted for the change in accounting policy. These adjustments have resulted in an increase of $2 million in other finance costs and an increase of $2 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the three month period ended 30 June 2012 and an increase of $4 million in other finance costs and an increase of $4 million in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the six month period ended 30 June 2012. Due to the change in other finance costs, basic and diluted earnings per share for the three month period ended 30 June 2012 decreased by 0.3¢ and 0.2¢ respectively and for the six month period ended 30 June 2012 both decreased by 0.5¢.

The Group has also adopted the amendments to IAS 1 Presentation of Items of Other Comprehensive Income issued in 2011, resulting in a change to the presentation of items within other comprehensive income.

In addition, effective 1 January 2013, the Group has adopted the following amendments and IFRS, none of which had a material impact on the Group’s net results, net assets or disclosure. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement, along with consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, and amendments to IFRS 7 Financial Instruments: Disclosures on Offsetting Financial Assets and Liabilities.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risks successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2012, which have been delivered to the Registrar of Companies.

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2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA and diluted EPSA have been calculated by dividing the adjusted attributable profit by the weighted average number of ordinary shares in issue and the diluted average number of ordinary shares respectively. The weighted average number of ordinary shares was 905 million (2012 – 894 million) and the diluted weighted average number of ordinary shares was 910 million (2012 – 899 million) for the three and six month periods ended 29 June 2013.

3 Months 2012 $m		3 Months 2013 $m			Notes	6 Months 2013 $m		6 Months 2012 $m
290		129		Attributable profit		272		449
				Adjustments:
—		5		Acquisition related costs	6	10		—
14		17		Restructuring and rationalisation costs	7	25		20
10		22		Amortisation of acquisition intangibles		43		20
(251)		—		Profit on disposal of net assets held for sale		—		(251)
97		(10)		Taxation on excluded items	8	(20)		94

160		163		Adjusted attributable profit		330		332

17.9	¢	18.0	¢	Adjusted earnings per share		36.5	¢	37.1	¢
17.8	¢	17.9	¢	Adjusted diluted earnings per share		36.3	¢	36.9	¢

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

3.	Revenue by segment for the three months and six months to 29 June 2013 was as follows:

3 Months 2012 $m	3 Months 2013 $m		6 Months 2013 $m	6 Months 2012 $m	Underlying growth in revenue %
					3 Months	6 Months
		Revenue by business segment
774	741	Advanced Surgical Devices	1,501	1,613	1	(1)
255	333	Advanced Wound Management	648	495	10	11

1,029	1,074		2,149	2,108	3	2

		Revenue by geographic market
413	455	United States	915	858	3	4
493	476	Other Established Markets (D, E)	961	1,014	—	(2)
123	143	Emerging and International Markets	273	236	18	18

1,029	1,074		2,149	2,108	3	2

D	Other Established Markets comprises Europe, Australia, Japan, Canada and New Zealand.
E	Includes United Kingdom six months revenue of $140 million (2012 – $142 million) and three months revenue of $73 million (2012 – $72 million).

Underlying revenue growth by business segment is calculated by comparing current year, constant currency actual results (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual results, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Constant currency exchange effect %	(Acquisition) /disposal effect %	Underlying growth in revenue %
6 Months
Advanced Surgical Devices	(7)	1	5	(1)
Advanced Wound Management	31	1	(21)	11

	2	1	(1)	2

3 Months
Advanced Surgical Devices	(4)	1	4	1
Advanced Wound Management	30	2	(22)	10

	4	1	(2)	3

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2012 $m	3 Months 2013 $m		Notes	6 Months 2013 $m	6 Months 2012 $m
210	188	Operating profit		395	446
—	5	Acquisition related costs	6	10	—
14	17	Restructuring and rationalisation costs	7	25	20
10	22	Amortisation of acquisition intangibles		43	20

234	232	Trading profit		473	486

Operating and trading profit by segment for the three months and six months to 29 June 2013 were as follows:

		Operating profit by business segment
155	149	Advanced Surgical Devices		317	345
55	39	Advanced Wound Management		78	101

210	188			395	446

		Trading profit by business segment
177	170	Advanced Surgical Devices		354	379
57	62	Advanced Wound Management		119	107

234	232			473	486

5.	Total assets by business segment as at 29 June 2013 were as follows:

31 Dec 2012 $m		29 June 2013 $m	30 June 2012 $m
3,518	Advanced Surgical Devices	3,418	3,553
1,776	Advanced Wound Management	1,792	878

5,294	Operating assets by business segment	5,210	4,431
348	Unallocated corporate assets (F)	242	381

5,642	Total assets	5,452	4,812

F	Consisting of deferred tax assets, retirement benefit assets, cash and cash equivalents.

6.	Acquisition related costs of $10 million (2012—$nil) were incurred in the six month period to 29 June 2013, predominately related to the integration of the Healthpoint business.

The charge in the three month period ended 29 June 2013 was $5 million (2012—$nil). These costs predominately relate to the integration of the Healthpoint business.

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

7.	Restructuring and rationalisation costs of $25 million (2012 – $20 million) were incurred in the six month period to 29 June 2013. These relate mainly to people and contract termination costs associated with the structural and process changes announced in August 2011.

The costs in the three month period to 29 June 2013 were $17 million (2012 – $14 million). These relate mainly to people and contract termination costs associated with the structural and process changes announced in August 2011.

8.	Of the $120 million (2012 – $239 million) taxation charge for the six month period to 29 June 2013, a total of $99 million (2012 – $227 million) relates to overseas taxation.

Taxation of $140 million for the six month period to 29 June 2013 on the profit before acquisition related costs, amortisation of acquisition intangibles, restructuring and rationalisation costs is at the full year effective rate (2012 – $145 million on the profit before amortisation of acquisition intangibles, profit on disposal of net assets held for sale, restructuring and rationalisation costs). In 2013, a net taxation credit of $20 million arose on acquisition related costs, amortisation of acquisition intangibles, restructuring and rationalisation costs (2012 – taxation charge of $94 million arose on the profit on disposal of net assets held for sale after adjusting for amortisation of acquisition intangibles, restructuring and rationalisation costs).

In March 2013, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2014 will be reduced to 21% and for accounting periods starting on or after 1 April 2015 will be reduced to 20%. The deferred tax arising from this change results in a credit impacting the effective tax rate for year ending on 31 December 2013.

9.	The 2012 final dividend totalling $146 million was paid on 8 May 2013. The first interim dividend of 2013 of 10.4 US cents per ordinary share was declared by the Board on 31 July 2013. This dividend is payable on 29 October 2013 to shareholders whose names appear on the register at the close of business 11 October 2013. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 11 October 2013. Shareholders may participate in the dividend re-investment plan.

10.	On 2 May 2013, as part of the new capital allocation framework, the Group announced the start of a share buy-back programme to return $300 million of surplus capital to its shareholders. As at 29 June 2013, a total of 6.4 million ordinary shares had been purchased at a cost of $75 million.

11.	The principal risks and uncertainties related to Smith & Nephew’s business are unchanged from those set out in the 2012 Annual Report on pages 146 to 148 and are as follows: highly competitive markets; continual development and introduction of new products; dependence on government and other funding; world economic conditions; political uncertainties; currency fluctuations; manufacturing and supply; attracting and retaining key personnel; proprietary rights and patents; product liability claims and loss of reputation; regulatory standards and compliance in the healthcare industry; regulatory approval; failure to make successful acquisitions; and other risk factors.

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

12.	Since 29 June 2013, the Group announced its agreement to acquire certain assets and liabilities related to a Turkish business which distributes products related to orthopaedic reconstruction, trauma, sports medicine and arthroscopic technologies. The acquisition is expected to complete later this year subject to the satisfaction of conditions required for closing. Consideration is expected to include a maximum of $28 million in cash (including contingent consideration in respect of an earn-out and other agreed milestones) and up to $35 million will be provided through the settlement of working capital commitments.

As disclosed in the 2013 Quarter 1 Interim Financial Report, the Group has announced its intention to acquire a Brazilian distribution business and a business based in India primarily engaged in the manufacture and distribution of Trauma products. Both acquisitions are expected to close later this year subject to the satisfaction of conditions required for closing. The consideration for these acquisitions has not changed since the release of the 2013 Quarter 1 Interim Financial Report and continues to be estimated at a maximum of $70 million in aggregate (including contingent consideration).

The final consideration for each of these three acquisitions is subject to change based on the terms and conditions of the respective agreements. As at 29 June 2013 and the date of this announcement the Group does not hold any legal ownership in, or control any of these businesses.

13.	Net (debt)/cash as at 29 June 2013 comprises:

	29 June 2013 $m	30 June 2012 $m
Cash and cash equivalents	101	221
Long-term borrowings	(335)	(15)
Bank overdrafts and loans due within one year	(46)	(56)
Net currency swap liabilities (G)	(1)	—

	(281)	150

The movements in the period were as follows:
Opening net debt as at 1 January	(288)	(138)
Cash flow before financing activities	213	361
Proceeds from issue of ordinary share capital	25	21
Proceeds from own shares	1	—
Purchase of own shares	(80)	—
Equity dividends paid	(146)	(97)
Exchange adjustments	(6)	3

Closing net (debt)/cash	(281)	150

G	Net currency swap liabilities of $1 million (2012 – $nil) comprise $2 million (2012 – $1 million) of current liability derivatives within trade and other payables and $1 million (2012 – $1 million) of current assets derivatives within trade and other receivables.

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

Directors’ Responsibilities Statement

The directors confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2012 Annual Report except that, as announced in the Annual Report, Michael A Friedman joined the Board of Directors as a Non-Executive Director on 11 April 2013.

By order of the Board:

Olivier Bohuon	Chief Executive Officer	31 July 2013
Julie Brown	Chief Financial Officer	31 July 2013

SMITH & NEPHEW plc

2013 QUARTER TWO AND HALF YEAR RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and six months ended 29 June 2013 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 13. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three and six months ended 29 June 2013 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and six months ended 29 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP

London

31 July 2013